Mail Stop 3561

September 4, 2008

John P.D. Cato, President
The Cato Corporation
8100 Denmark Road
Charlotte, North Carolina 28273-5975

RE: Cato Corporation
Form 10-K for Fiscal Year Ended
February 2, 2008
File No. 1-31340

Dear Mr. Cato:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel
 and Health Care Services